

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Derek Hatch
Corporate Controller
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, UT 84119

      Re: Franklin Covey Co.
              Annual Report on Form 10-K
              Filed November 14, 2012
              File No. 001-11107

Dear Mr. Hatch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state on your website that your office in Dubai partners with organizations in Syria, among other countries. Your Form 10-K does not include disclosure regarding operations associated with Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements. Your response should describe any services, information, or equipment that you have provided or intend to provide to Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the Syrian government or entities it controls.

2. Please discuss for us the materiality of any contacts with Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative

terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

<u>Signatures</u>

3.   Please tell us who has signed the Form 10-K in their capacity as your controller or principal accounting officer as required by General Instruction D.2 to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik in the Office of Global Security Risk at (202) 551-3333 if you have questions regarding comments on your operations in Syria. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief